PAN AMERICAN
— SILVER —

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on Wednesday, May 8, 2024

This VIF is solicited by and on behalf of Management.

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees (as defined below) whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The common shares represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management.**
6. The common shares represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the common shares will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 3:00 pm (Vancouver Time), on Monday, May 6, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of Pan American Silver Corp. (the "Company") hereby appoint: Michael Steinmann, or failing this person, Steven Busby (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Wednesday, May 8, 2024 at 3:00 pm (Vancouver Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at nine (9).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. John Begeman	☐	☐	02. Neil de Gelder	☐	☐	03. Chantal Gosselin	☐	☐
04. Charles Jeannes	☐	☐	05. Kimberly Keating	☐	☐	06. Jennifer Maki	☐	☐
07. Kathleen Sendall	☐	☐	08. Michael Steinmann	☐	☐	09. Gillian Winckler	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. **Advisory Resolution on Compensation** To consider and, if thought appropriate, to pass an ordinary, non-binding "say on pay" resolution approving the Company's approach to executive compensation, the complete text of which is set out in the management information circular for the Meeting.	☐	☐

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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